Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports First Quarter 2016 Unaudited Financial Results

(Beijing - May 11, 2016) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the first quarter ended March 31, 2016.

“Our first quarter performance represents a strong start to 2016, reflecting progress in all areas of our business and continued leadership in China’s online games industry,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our total first quarter net revenues grew 116.3% compared with the first quarter of 2015, with year-over-year increases of 104.5% in online game services, 32.0% in advertising services, and 257.8% in our e-mail, e-commerce and others business.”

“We are very pleased with the reception of our recently introduced games and the ongoing popularity of our classic titles. We believe that our investments in research and game development, as well as our deep understanding of Chinese audience preferences, place NetEase at the forefront of market trends and player satisfaction.”

“Mobile games continued to be the primary growth driver for our business in the first quarter. With a market-leading portfolio of more than 90 mobile games, we are positioned to remain a top choice for both new and existing players. Market favorites Fantasy Westward Journey and Westward Journey Online mobile games continued to dominate China’s iOS app store as two of the most popular games in the first quarter. Newer games such as Kung Fu Panda 3 and The X-World were launched in January and drew favorable attention from players. Invincible, Kai-ri-sei Million Arthur and Battle to the West also continued to build strong user bases in the first quarter.”

“We launched Raven, Korea’s top ARPG game, on April 15 to a positive reception, and we have a diverse mobile game pipeline planned for 2016 that explores a variety of genres. We intend to introduce potential market hits in May such as the mobile version of New Ghost, which received outstanding results in closed beta testing, and Fantasy Westward Journey: Warriors. Later this year we also expect to release new mobile games based on our legacy titles such as Tianxia III, Heroes of Tang Dynasty Zero and Westward Journey: Rage, as well as a series of new game titles based on the best-selling novels by Mr. Gu Long.”

“The performance of our PC-client games was steady in the first quarter. We launched new expansion packs for New Ghost, Kung Fu Master II and Demon Seals in April 2016, and we plan to introduce new expansion packs in the coming months for games including Westward Journey Online II and Tianxia III to satisfy pent-up player demand. We are also on track to unveil new games such as the real-time action tactic thriller War Rage. To complement our release schedule for our self-developed titles and in conjunction with the global launch, we expect to bring Blizzard Entertainment’s highly anticipated first-person shooter game Overwatch™ to players in China on May 24.”

“Despite a challenging economic environment, NetEase continues to be a leading choice for advertisers. Led by the automobile, internet services and telecommunication services sectors, our first quarter results were supported by the enhanced monetization efforts of our Mobile News App as well as our diversified mobile product portfolio. In addition, our cross-border e-commerce platform, Kaola.com, continues to grow at a healthy pace. In the first quarter, Kaola.com demonstrated strong momentum and we are seeing improved margins as the business achieves economies of scale.”

“We believe our positive results for the first quarter position each of our businesses for continued success throughout 2016. By providing the highest quality mobile and PC-client games, and exceptional user experiences with our e-commerce services and other internet products, NetEase will continue to be a leading destination for Chinese internet users,” Mr. Ding concluded.

First Quarter 2016 Financial Results

Net Revenues

Net revenues for the first quarter of 2016 were RMB7,915.4 million (US$1,227.6 million), compared to RMB7,903.0 million and RMB3,660.2 million for the preceding quarter and the first quarter of 2015, respectively.

Net revenues from online games were RMB6,015.1 million (US$932.9 million) for the first quarter of 2016, compared to RMB5,502.9 million and RMB2,941.2 million for the preceding quarter and the first quarter of 2015, respectively.

Net revenues from advertising services were RMB393.2 million (US$61.0 million) for the first quarter of 2016, compared to RMB609.0 million and RMB297.8 million for the preceding quarter and the first quarter of 2015, respectively.

Net revenues from e-mail, e-commerce and others were RMB1,507.1 million (US$233.7 million) for the first quarter of 2016, compared to RMB1,791.1 million and RMB421.2 million for the preceding quarter and the first quarter of 2015, respectively. The quarter-over-quarter decrease in e-mail, e-commerce and others net revenues was due to a shift in business strategy from direct merchandise sales to platform services for certain NetEase e-commerce businesses.

Gross Profit

Gross profit for the first quarter of 2016 was RMB4,586.6 million (US$711.3 million), compared to RMB4,219.7 million and RMB2,489.1 million for the preceding quarter and the first quarter of 2015, respectively.

The year-over-year increase in online games gross profit was primarily driven by revenue contribution from mobile games such as the Fantasy Westward Journey and Westward Journey Online mobile games, and licensed games such as Blizzard Entertainment’s Hearthstone®: Heroes of Warcraft™. The quarter-over-quarter increase in online games gross profit was primarily driven by revenue contribution from mobile games such as the Westward Journey Online mobile game, Kung Fu Panda 3, Invincible and Blizzard Entertainment’s Hearthstone: Heroes of Warcraft.

The year-over-year increase in advertising services gross profit was primarily attributable to strong demand from the automobile, internet services and telecommunication services sectors, and NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App. The quarter-over-quarter decrease in advertising services gross profit was primarily due to seasonality.

The year-over-year increase in e-mail, e-commerce and others gross profit was primarily due to increased revenue contribution from NetEase’s e-commerce businesses such as Kaola.com, which was partially offset by the suspension of higher margin e-commerce services related to third-party lottery products since February 2015. The quarter-over-quarter increase in e-mail, e-commerce and others gross profit was primarily due to increased gross profit from NetEase’s e-commerce businesses such as Kaola.com and other e-commerce services.

Gross Profit Margin

Gross profit margin for the online games business for the first quarter of 2016 was 67.1%, compared to 67.2% and 73.1% for the preceding quarter and the first quarter of 2015, respectively. The year-over-year decrease in gross profit margin was mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games revenues.

Gross profit margin for the advertising services business for the first quarter of 2016 was 62.4%, compared to 68.1% and 59.2% for the preceding quarter and the first quarter of 2015, respectively. The year-over-year increase in gross profit margin was mainly due to enhanced economies of scale driven by revenue growth. The quarter-over-quarter decrease in gross profit margin was mainly due to seasonality.

Gross profit margin for the e-mail, e-commerce and others business for the first quarter of 2016 was 20.4%, compared to 6.0% and 38.9% for the preceding quarter and the first quarter of 2015, respectively. The year-over-year decrease in gross profit margin was primarily attributable to the suspension of higher margin e-commerce services related to third-party lottery products. The quarter-over-quarter improvement in gross profit margin was mainly due to the revenue growth from NetEase’s e-commerce businesses such as Kaola.com, as well as the shift in business strategy to focus on providing platform services for certain e-commerce businesses as discussed above.

Operating Expenses

Total operating expenses for the first quarter of 2016 were RMB1,718.9 million (US$266.6 million), compared to RMB1,801.7 million and RMB1,173.5 million for the preceding quarter and the first quarter of 2015, respectively. The year-over-year increase in operating expenses was mainly due to increased operating expenses related to Kaola.com, selling and marketing expenses related to online games and advertising services, higher research and development investments and higher staff-related costs resulting from an increase in headcount and average compensation. The quarter-over-quarter decrease in operating expenses was mainly due to decreased selling and marketing expenses for online games and advertising services and partially offset by the increased operating expense related to Kaola.com.

Income Taxes

The Company recorded a net income tax charge of RMB530.7 million (US$82.3 million) for the first quarter of 2016, compared to RMB513.8 million and RMB214.5 million for the preceding quarter and the first quarter of 2015, respectively. The effective tax rate for the first quarter of 2016 was 17.5%, compared to 19.2% and 14.1% for the preceding quarter and the first quarter of 2015, respectively. The change in effective tax rate represents the Company’s estimate of the effective tax rate for the first quarter of 2016.

Net Income After Tax

Net income attributable to the Company’s shareholders for the first quarter of 2016 totaled RMB2.5 billion (US$381.6 million), compared to RMB2.2 billion and RMB1.3 billion for the preceding quarter and the first quarter of 2015, respectively. Non-GAAP net income attributable to the Company’s shareholders[1] for the first quarter of 2016 totaled RMB2.7 billion (US$413.5 million), compared to RMB2.4 billion and RMB1.4 billion for the preceding quarter and the first quarter of 2015, respectively.

During the first quarter of 2016, the Company had a net foreign exchange loss of RMB36.0 million (US$5.6 million), compared to net foreign exchange gains of RMB66.3 million and RMB22.7 million for the preceding quarter and the first quarter of 2015, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains and losses were mainly due to unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$2.90 and US$2.88, respectively, for the first quarter of 2016. The Company reported basic and diluted earnings per ADS of US$2.55 and US$2.53, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.50 and US$1.49, respectively, for the first quarter of 2015. Non-GAAP basic and diluted earnings per ADS were US$3.14 and US$3.12, respectively, for the first quarter of 2016, compared to non-GAAP basic and diluted earnings per ADS of US$2.78 and US$2.76, respectively, in the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$1.69 and US$1.68, respectively, for the first quarter of 2015.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Quarterly Dividend

The board of directors has approved a dividend of US$0.73 per ADS for the first quarter of 2016, which is expected to be paid on June 3, 2016 to shareholders of record as of the close of business on May 25, 2016.

NetEase paid a dividend of US$0.64 per ADS for the fourth quarter of 2015 on March 18, 2016.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of March 31, 2016, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB28.4 billion (US$4.4 billion), compared to RMB26.8 billion as of December 31, 2015. Cash flow generated from operating activities was RMB3.1 billion (US$479.6 million) for the first quarter of 2016, compared to RMB3.1 billion and RMB1.9 billion for the preceding quarter and the first quarter of 2015, respectively.

Share Repurchase Program

On September 1, 2015, the Company announced that its board of directors approved a new share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. NetEase plans to fund repurchases made under this program from available working capital. Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. As of March 31, 2016, the Company had repurchased approximately 0.69 million ADSs for approximately US$92.0 million under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.4480 on March 31, 2016 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2016, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 9:00 p.m. Eastern Time on Wednesday, May 11, 2016 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, May 12, 2016). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-510-1786 (international: 1-719-325- 2464), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 6941942#. The replay will be available through May 25, 2016.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®:Heroes of Warcraft™, Diablo III®: Reaper of Souls™, Heroes of the Storm™, Overwatch™ or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	March 31,	March 31,
	2015	2016	2016
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	6,071,487	6,584,533	1,021,174
Time deposits	14,593,291	13,878,984	2,152,448
Restricted cash	2,192,634	2,410,346	373,813
Accounts receivable, net	2,614,149	2,416,859	374,823
Prepayments and other current assets	3,513,275	3,860,227	598,670
Short-term investments	5,013,499	6,556,254	1,016,789
Deferred tax assets	410,589	387,863	60,152
Total current assets	34,408,924	36,095,066	5,597,869

Non-current assets:
Property, equipment and software, net	2,092,046	2,010,962	311,874
Land use right, net	238,878	421,552	65,377
Deferred tax assets	24,685	27,209	4,220
Time deposits	1,110,000	1,410,000	218,673
Restricted cash	1,200,000	1,200,000	186,104
Other long-term assets	2,082,897	2,073,674	321,600
Total non-current assets	6,748,506	7,143,397	1,107,848
Total assets	41,157,430	43,238,463	6,705,717

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	700,600	924,746	143,416
Salary and welfare payables	920,982	792,611	122,924
Taxes payable	736,214	1,092,748	169,471
Short-term loan	2,272,760	2,261,420	350,717
Deferred revenue	4,651,750	4,582,657	710,710
Accrued liabilities and other payables	2,218,330	2,219,895	344,277
Deferred tax liabilities	166,787	128,524	19,932
Total current liabilities	11,667,423	12,002,601	1,861,447

Long-term payable:
Deferred tax liabilities	81,434	81,434	12,629
Other long-term payable	84,974	6,083	943
Total liabilities	11,833,831	12,090,118	1,875,019

Total NetEase, Inc.’s equity	29,240,083	31,023,981	4,811,411
Noncontrolling interests	83,516	124,364	19,287
Total shareholders’ equity	29,323,599	31,148,345	4,830,698

Total liabilities and shareholders’ equity	41,157,430	43,238,463	6,705,717

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	2,941,231	5,502,867	6,015,056	932,856
Advertising services	297,792	608,967	393,177	60,977
E-mail, e-commerce and others	421,224	1,791,120	1,507,123	233,735
Total net revenues	3,660,247	7,902,954	7,915,356	1,227,568

Total cost of revenues	(1,171,139)	(3,683,268)	(3,328,747)	(516,245)

Gross profit	2,489,108	4,219,686	4,586,609	711,323

Selling and marketing expenses	(551,045)	(893,055)	(781,888)	(121,261)
General and administrative expenses	(170,599)	(321,855)	(313,675)	(48,647)
Research and development expenses	(451,826)	(586,759)	(623,361)	(96,675)
Total operating expenses	(1,173,470)	(1,801,669)	(1,718,924)	(266,583)

Operating profit	1,315,638	2,418,017	2,867,685	444,740
Other income/(expenses):
Investment income, net	3,326	32,120	40,321	6,253
Interest income	167,047	132,832	136,631	21,190
Exchange gains/(losses)	22,689	66,285	(36,028)	(5,587)
Other, net	11,246	23,196	23,685	3,673

Net income before tax	1,519,946	2,672,450	3,032,294	470,269
Income tax	(214,543)	(513,770)	(530,652)	(82,297)

Net income after tax	1,305,403	2,158,680	2,501,642	387,972
Net (income)/losses attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(40,981)	5,781	(40,848)	(6,335)
Net income attributable to the Company’s shareholders	1,264,422	2,164,461	2,460,794	381,637

Earnings per share, basic	0.39	0.66	0.75	0.12
Earnings per ADS, basic	9.65	16.46	18.70	2.90
Earnings per share, diluted	0.38	0.65	0.74	0.12
Earnings per ADS, diluted	9.60	16.34	18.56	2.88

Weighted average number of ordinary shares outstanding, basic	3,274,098	3,286,917	3,290,129	3,290,129
Weighted average number of ADS outstanding, basic	130,964	131,477	131,605	131,605
Weighted average number of ordinary shares outstanding, diluted	3,294,334	3,312,135	3,314,243	3,314,243
Weighted average number of ADS outstanding, diluted	131,773	132,485	132,570	132,570

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,305,403	2,158,680	2,501,642	387,972
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	38,675	54,554	64,148	9,948
Impairment loss for investments	—	12,037	—	—
Share-based compensation cost	160,459	190,483	205,614	31,888
Allowance for/ (reversal of) provision for doubtful debts	5,974	836	(624)	(97)
(Gain)/ loss on disposal of property, equipment and software	(88)	6,017	(4)	(1)
Unrealized exchange (gains)/ losses	(7,141)	(65,963)	28,906	4,483
Deferred income taxes	41,137	(19,724)	(18,062)	(2,801)
Net equity share of loss from associated companies	21,530	9,083	16,528	2,563
Fair value changes of short-term investments	(21,787)	(51,160)	(53,437)	(8,288)
Changes in operating assets and liabilities:
Accounts receivable	(23,999)	(672,343)	197,291	30,597
Prepayments and other current assets	(310,698)	(19,228)	(360,727)	(55,944)
Accounts payable	(46,234)	140,671	257,966	40,007
Salary and welfare payables	(72,485)	398,228	(128,371)	(19,909)
Taxes payable	178,991	144,782	356,632	55,309
Deferred revenue	224,742	541,012	(69,092)	(10,715)
Accrued liabilities and other payables	430,669	285,928	94,348	14,632
Net cash provided by operating activities	1,925,148	3,113,893	3,092,758	479,644

Cash flows from investing activities:
Purchase of property, equipment and software	(120,352)	(220,268)	(244,114)	(37,859)
Proceeds from sale of property, equipment and software	136	691	526	81
Purchase of land use right	—	(123,787)	—	—
Net change in short-term investments with terms of three months or less	386,479	136,256	(1,823,812)	(282,849)
Purchase of short-term investments	(830,000)	(1,370,000)	(1,604,000)	(248,759)
Proceeds from maturities of short-term investments	507,648	664,251	1,938,493	300,635
Transfer from/ (to) restricted cash	252,526	(231,015)	(217,885)	(33,791)
Placement/rollover of matured time deposits	(5,337,795)	(4,615,772)	(3,160,893)	(490,213)
Proceeds from maturities of time deposits	6,156,953	3,125,866	3,562,570	552,508
Net change in other assets	(79,609)	(156,401)	3,011	467
Net cash provided by/ (used in) investing activities	935,986	(2,790,179)	(1,546,104)	(239,780)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	1,219,853	2,223,623	2,272,760	352,475
Payment of short-term bank loans	(2,049,865)	(2,223,623)	(2,272,760)	(352,475)
Capital contribution from noncontrolling interests shareholders	15	15,000	4	1
Repurchase of mezzanine classified noncontrolling interests	—	(134,736)	—	—
Repurchase of shares	—	—	(466,972)	(72,421)
Dividends paid to shareholders	(313,406)	(470,935)	(552,756)	(85,725)
Net cash used in financing activities	(1,143,403)	(590,671)	(1,019,724)	(158,145)

Effect of exchange rate changes on cash held in foreign currencies	717	68,362	(13,884)	(2,153)
Net increase/ (decrease) in cash and cash equivalents	1,718,448	(198,595)	513,046	79,566
Cash and cash equivalents, beginning of the period	2,021,453	6,270,082	6,071,487	941,608
Cash and cash equivalents, end of the period	3,739,901	6,071,487	6,584,533	1,021,174

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	141,893	353,663	393,048	60,957
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	42,198	216,328	133,160	20,651

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	2,941,231	5,502,867	6,015,056	932,856
Advertising services	297,792	608,967	393,177	60,977
E-mail, e-commerce and others	421,224	1,791,120	1,507,123	233,735
Total net revenues	3,660,247	7,902,954	7,915,356	1,227,568

Cost of revenues:
Online game services	(792,470)	(1,805,489)	(1,980,738)	(307,186)
Advertising services	(121,392)	(194,179)	(147,953)	(22,946)
E-mail, e-commerce and others	(257,277)	(1,683,600)	(1,200,056)	(186,113)
Total cost of revenues	(1,171,139)	(3,683,268)	(3,328,747)	(516,245)

Gross profit:
Online game services	2,148,761	3,697,378	4,034,318	625,670
Advertising services	176,400	414,788	245,224	38,031
E-mail, e-commerce and others	163,947	107,520	307,067	47,622
Total gross profit	2,489,108	4,219,686	4,586,609	711,323

Gross profit margin:
Online game services	73.1%	67.2%	67.1%	67.1%
Advertising services	59.2%	68.1%	62.4%	62.4%
E-mail, e-commerce and others	38.9%	6.0%	20.4%	20.4%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1:     The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.4480 on the last trading day of March 2016 (March 31, 2016) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:        Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	75,562	93,689	96,883	15,025
Operating expenses
- Selling and marketing expenses	8,967	9,071	10,993	1,705
- General and administrative expenses	25,410	39,742	45,291	7,024
- Research and development expenses	50,520	47,981	52,447	8,134

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	March 31,	December 31,	March 31,	March 31,
	2015	2015	2016	2016
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,264,422	2,164,461	2,460,794	381,637
Add: Share-based compensation	160,459	190,483	205,614	31,888
Non-GAAP net income attributable to the Company’s shareholders	1,424,881	2,354,944	2,666,408	413,525

Non-GAAP earnings per share, basic	0.44	0.72	0.81	0.13
Non-GAAP earnings per ADS, basic	10.88	17.91	20.26	3.14
Non-GAAP earnings per share, diluted	0.43	0.71	0.80	0.12
Non-GAAP earnings per ADS, diluted	10.81	17.78	20.11	3.12